Filed by CECO Environmental Corp. Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Thermon Group Holdings, Inc.
Commission File No.: 001-35159

CECO Environmental (UPDATE)
February 24, 2026

Corporate Speakers:

•	Marcio Pinto; CECO Environmental Corp.; Vice President, FP&A and Investor Relations
•	Todd Gleason; CECO Environmental Corp.; Chief Executive Officer
•	Peter Johansson; CECO Environmental Corp.; Chief Financial Officer

Participants:

•	Aaron Spychalla; Craig-Hallum Capital Group; Analyst
•	Robert Brown; Lake Street Capital Markets; Analyst
•	Gerard Sweeney; ROTH Capital; Analyst
•	James Ricchiuti; Needham & Company; Analyst
•	Robert Brooks; Northland Capital Markets; Analyst
•	Amit Dayal; HC Wainwright; Analyst

PRESENTATION

Operator^ Good day. Thank you for standing by. Welcome to the CECO Environmental Corp. Q4 2025 Earnings Call. (Operator Instructions)

Please be advised that today's conference is being recorded.

I would now like to hand the conference over to your first speaker today, Marcio Pinto. Please go ahead.

Marcio Pinto^ Thank you, Danielle [ph].

Thank you for joining us on the CECO Environmental fourth quarter 2025 earnings call.

On the call with me today is Todd Gleason, Chief Executive Officer; and Peter Johansson, Chief Financial Officer.

In today's call we are covering CECO Environmental fourth quarter earnings results as well as the transaction that will combine CECO with Thermon, a publicly traded global leader and end-to-end solution provider to process heat, temperature management and asset protection with strong aftermarket presence.

As a reminder, this quarter's webcast, earnings release and presentation, which include relevant disclosures and non-GAAP reconciliations, are available on our website.

Today's discussion includes forward-looking statements that are subject to risks and uncertainties including the ones described in our SEC filings, as we have also noted in our presentation legal disclosures.

As always, we will leave time at the end of the call for analyst questions.

And with that, I'll turn the call over to Todd.

Todd Gleason^ Thanks, Marcio. Welcome, everyone. It is a pleasure to speak about two highlights today.

We delivered strong quarter, year and full-year results with many financial records. Importantly, we are also announcing a transformational transaction between CECO and Thermon.

Please turn to Slide 4, and let's discuss each at a high level.

On the left side of the slide, we outline the CECO-Thermon transaction. This is truly a combination of two proud and winning organizations. Each company is clicking on so many of the right cylinders. Together, we expect the union will create an even stronger global leader with enhanced financial agility and expanded strategic capabilities. When we close the transaction, we will continue to trade at CECO Environmental, and I am excited and very much looking forward to leading the future combined company and working closely with the outstanding leadership and employees at Thermon.

More on this transaction in just a minute.

Now turning to the right side of the slide. We delivered another strong quarter for CECO Environmental with full-year results for revenue and adjusted EBITDA largely in line with our final expectations. We are raising our full year 2026 guidance, not inclusive of Thermon, as we have tremendous visibility given our record backlog and growing sales pipeline.

Now please turn to Slide 6, and let's review the financials in a little more detail.

This executive summary slide captures the main points from today's financial earnings release. Q4 delivered numerous new records. Our backlog is at the highest level ever, approaching $800 million and up almost 50% year-over-year.

Revenue growth of 35% and adjusted EBITDA growth of 57% speak to our high-performance results.

In the quarter, we booked our largest ever project valued at approximately $135 million for a large-scale natural gas power generation facility based in Texas.

For the full year, 2025 orders surpassed $1 billion for the first time, which we signaled we would likely accomplish in our December 15, 2025 press release. And as we shared in today's press release, we are raising our 2026 full year guidance to reflect our tremendous visibility in backlog and that record sales pipeline I just mentioned.

Our increased 2026 guidance reflects strong full year orders growth as well as full year revenue outlook of between $925 million to $975 million, which is up from our previous outlook of $850 million to $950 million. Our full year 2026 adjusted EBITDA outlook is now between $115 million to $135 million.

So again, we feel we are clicking on many of the right cylinders.

Now, before I hand it over to Peter, let's move to Slide 7.

We continue to enjoy a strong market backdrop in the power generation, industrial reshoring, industrial water and natural gas infrastructure customer segments.

In each of the past five quarters, we have booked orders in critical infrastructure projects to support domestic power generation and energy delivery investments, and our pipeline indicates we have the opportunity to maintain that pace in 2026.

In fact, we have already secured two large natural gas power generation orders exceeding $175 million in aggregate value at this point in Q1, and we have numerous similarly sized and larger opportunities in our current pipeline.

We remain bullish on the industrial water and wastewater treatment sector, and in particular, the international water infrastructure projects where we now have our most active and largest pipeline of opportunities associated with water reuse and recycling applications.

Industrial Air will continue to benefit from industrial reshoring programs, semiconductor investments and our international expansion activities.

As the slide shows, quarter-to-date on -- to February 24, which is today, we have booked a little over $270 million in orders.

So we are well on pace for another record quarter and, obviously, a great start to 2026.

I will now hand it over to Peter, who will go into more detail on our financial results. Peter?

Peter Johansson^ Thank you, Todd. Good day everyone. Thank you for joining Todd and myself for CECO's fourth quarter 2025 Earnings Call.

Please turn to Slide 8. CECO finished 2025 with very strong results for both the fourth quarter and full year on all our key metrics.

We finished the fourth quarter with a record backlog of $793 million, up 47% versus prior year and 10% sequentially. Backlog has increased in eight straight quarters and surged upwards in the most recent five, each with well over $200 million in bookings, highlighted by nice wins in power generation, LNG, midstream gas transport and treatment, global semiconductor and international water end markets.

Fourth quarter orders were $329 million, a company record increase of 50% over the prior year period with a book-to-bill of approximately 1.5x.

On a full-year basis, bookings reached $1.064 billion, a 60% increase over full-year 2024 levels with a book-to-bill of nearly 1.4x. The results were largely due to strong demand in our power generation, natural gas infrastructure, semiconductor and industrial water applications, and we had strength globally in all our major operating regions.

Revenue in the fourth quarter and full year was $215 million and $774 million respectively, with both results being company records.

On a full-year basis, revenue was up 39%, of which 25% of this growth was organic. This result was outstanding when you consider that we overcame $25 million of revenue headwinds related to the sale of our global pump solutions business in late Q1 of 2025.

Our second half revenue was higher than 2024 by 40%, as the conversion to revenue of our power generation projects booked in late 2024 and 2025 gained speed.

Adjusted EBITDA in the quarter was $29.8 million, an increase of 57% versus the prior-year period, with margins of 13.9%, representing a 180-basis point improvement over the prior year.

For the full year, adjusted EBITDA grew 44%, to exceed $90 million for the first time in company history, with 40 basis points of margin expansion. A large part of the improvement was due to lower G&A expense rate, partially offset by $800,000 of costs for strategic reductions in our legal entities to support our accelerating ERP migration program and to conclude certain integration steps from the acquisitions completed in 2024.

Let's turn to Page 9 for now, please. On this chart, I want to remind you that we are presenting CECO's gross profit and our gross margin performance by quarter on a TTM basis to normalize for quarter-to-quarter fluctuations.

We have started this chart at the point in which CECO's operating excellence initiative was launched in the fourth quarter of 2022, and you can see substantial improvement and steady performance in the 35% gross profit margin range.

In the quarter, we realized a rebound in margins from the third quarter, back above the 35% target level as strong short-cycle volumes and project execution and closeouts provided margin uplift. This sequential improvement was approximately 240 basis points and is a typical recovery from third quarter seasonal headwinds.

As we look forward to 2026, we will deepen our focus on sourcing and productivity, remain focused on managing price and cost as we navigate an uncertain economic backdrop and start to realize the benefits from our initial wave of 80/20 deployments, a multiyear journey on which we have embarked that we expect will deliver significant business cost and performance benefits.

I will now move a little faster through the next few slides, so we have ample time to spend on this morning's announcement and leave time for Q&A.

Moving to Slide 10. Regarding cash flow, 2025 was truly a tale of two halves, with the first half of 2025 consuming approximately $20 million of cash and the second half delivering approximately $30 million of cash for a full year cash flow positive -- that was positive of approximately $10 million, up 30% year-over-year.

Our cash conversion in the second half of the year was very good at 52% and within our target range for cash flow conversion, and we expect to remain there in 2026. Gross debt and net debt both ended the year at levels lower than where we started the year, with our leverage ratio now at a very comfortable 2.2x and with liquidity well up at $124 million.

With the benefits from the reduction in leverage and the growth of TTM EBITDA and improved pricing in our recently concluded and upsized revolver credit facility, we expect to realize a 50-basis point step down in interest rates following a 25-basis point step down realized in the fourth quarter. This will represent an additional annualized interest expense savings of approximately $1.1 million if we maintain the current gross debt balance.

I will now move to Slides 11 and 12 and move through them quickly to save some time.

On Slide 11, the book-to-bill in the quarter of approximately 1.5x on record orders while delivering record revenues was a high. It is the sustained orders -- it is this sustained strong orders performance, resulting in record year-end backlog, combined with our $6.5 billion opportunity pipeline that underpins our 20% plus top line growth in 2026.

We move now to Slide 12. We have increased our outlook for all four key metrics, with revenue growth of 23% at the midpoint of our outlook and adjusted EBITDA growth of 38% at the midpoint of our outlook.

As Todd stated earlier, we have tremendous visibility given our record backlog and bookings momentum as well as our sales pipeline, which I've stated now exceeds $6.5 billion and is converting quickly.

That concludes the earnings presentation portion of our prepared remarks this morning. And now I turn the mic back over to Todd, who will lead us through the materials describing the exciting strategic combination of CECO Environmental and Thermon.

Todd Gleason^ Thanks, Peter. Now let's transition to review a historic transaction for CECO and a major step forward in our industrial leadership journey.

Please turn now to Slide 14.

The addition of Thermon will meaningfully extend CECO's leadership in industrial, environmental and thermal solutions by adding Thermon's established position in process heating, heat tracing and temperature management, creating a world-class industrial solutions platform. This combination brings together two highly complementary businesses, creating opportunities to accelerate growth through expanded customer relationships and global reach.

And Bruce and I couldn't feel better about what lies ahead for the combined company and our respective teams. I can't wait to meet many more Thermon leaders and employees.

Moving to Slide 15, let's review the key terms of the transaction. Under the agreement which has been unanimously approved by the Boards of both companies, the transaction will be executed through a stock and cash merger with a total consideration of approximately $2.2 billion.

Thermon shareholders will receive $10 in cash and $0.684 of CECO common stock per share, delivering a substantial premium while allowing Thermon shareholders to participate in the upside of the combined company.

The cash component will be funded through existing credit facilities. This leads us to an implied value of approximately 17x adjusted EBITDA or 13x including synergies. Upon close which is expected to occur in mid-2026, CECO shareholders will own approximately 62.5% of the combined company and Thermon shareholders will own approximately 37.5%. From a leadership perspective, I will continue as CEO of the combined company, and Thermon will appoint two Board members to serve as directors for the combined company. Each company leadership team will remain in place through the pre-closing process, and I look forward to meeting Thermon leaders and operating teams as we evaluate the most effective and efficient combined company model.

On the right, you can also note the key pro forma financials for the combined organizations with revenues of approximately $1.5 billion, adjusted EBITDA of $295 million, assuming approximately $40 million of run rate synergies, yielding margins close to the low 20s. From a balance sheet standpoint, the company is expected to have a strong balance sheet with pro forma net leverage of 2.5x, giving us ample opportunity to continue to invest in our people, processes, markets and best growth opportunities.

Now please move to Slide 16, entitled Thermon Group at a glance. There is certainly more to see here than a mere glance. Thermon is a leading end-to-end solution provider of process heating, temperature management and asset protection with a strong aftermarket presence.

For the current fiscal year, they are delivering over $520 million in revenue with approximately 85% of their sales considered OpEx or what CECO commonly refers to as shorter cycle sales. Thermon's gross profit margin of 45% reflects their leading products, their great operating and price disciplines and that shorter cycle product mix. Thermon currently has adjusted EBITDA margins of approximately 23%. To be helpful, we provide additional revenue analytics at the bottom of the slide, but I will not go through that here. Moving to Page 17 for a quick look at Thermon's expansive solution set.

Thermon is a leading diversified industrial leader, undeniable.

Similar to CECO, they deliver advanced engineered solutions to solve mission-critical environmental challenges.

We couldn't be more excited to learn more about their innovations and strategic growth programs. Each company protects people, protects the environment and protects industrial equipment.

It's an outstanding match.

The current high-level segmentation of Thermon sales span from heat tracing which represent approximately half of the company's revenue, heating systems that represent approximately 35% of revenue and the balance of approximately 20 -- or excuse me, 15% in transport heating, tubing and digital solutions. Thermon has announced several important innovative solutions including great momentum they are enjoying with their Genesis controls and newly launched liquid low bank offering to name just a few. Much to be proud of at Thermon, and we aim to support that pride and strategic growth going forward.

Now let's transition to Slide 18.

We are creating a global industrial leader in delivering mission-critical environmental and thermal solutions.

We see this combination as a powerful strategic fit that significantly advances our position as a premier engineered solutions provider. This transaction will meaningfully extend CECO's leadership in industrial, environmental and thermal solutions by adding Thermon's established position in the aforementioned process heating, heat tracing and temperature management.

Once again we expect to create a world-class integrated industrial platform.

We will have a vast installed base by bringing together our more than 75 years of combined installation and product deliveries which will generate substantial high-margin recurring and replacement revenue.

Let me tell you more about why this combination wins which is outlined on Slide 19.

Together, we have an expanded addressable market of over $30 billion across attractive and high-growing industrial end markets. Both companies are well aligned to secular growth tailwinds across electrification, energy transition, data centers, water megatrends. And Thermon operates a recurring short-cycle business model which balances well with CECO's project-based longer cycle work. From a financial standpoint, this deal is very attractive. Even before synergies, the combination is accretive in year one.

With our identified annualized synergies of approximately $40 million by year three, this transaction creates even more shareholder value.

We expect to drive strong double-digit growth and margin enhancements through our productivity and 80/20 programs while achieving these synergies.

So we believe the next few years will show an even more powerful value creation company. A cornerstone of our transaction discussions has also been our similar values, cultures and operating styles. Throughout the transaction process, we've gotten to know the Thermon team, and it is clear they have an outstanding group of employees who share many of our same values.

We both have a business and culture grounded in disciplined execution and innovative thinking. I believe that alignment will serve us well for many years to come and support a smooth integration process.

In a nutshell this is a powerful combination that we believe checks all the boxes, two winning Texas-headquartered companies, two great operating organizations with shared values and commitment to delivering for our industrial customers.

I believe one plus one will equal more than two when everything is said and done. Moving to Slide 20 for a view of CECO's pro forma financials and a little more color on synergies.

The pro forma numbers tell a powerful story. When we add the $40 million in synergies, the pro forma is even stronger. Combined $1.5 billion in sales, almost $300 million in adjusted EBITDA with close to 20% EBITDA margins, scale, margins and industrial leadership.

While we have months of pre-integration work ahead, the $40 million in identified synergies is a meaningful enhancement to this already accretive transaction.

Now these identified synergies come in two main buckets.

First, the costs associated with combining two public companies and reducing the redundancies as well as SG&A overlap and additional efficiency savings.

The second bucket in the identified synergies comes from operational efficiencies, footprint rationalization and supply chain leverage.

We do show a third bucket. Our current model does not yet have commercial synergies assumed, but it is an opportunity, and we will be pursuing those as we start working together.

Okay. Last couple of slides before Q&A.

On Page 21, we have an overview of our global presence. The combined company will have operations in more than 15 countries with a combination of engineering and manufacturing sites to better serve our global customers.

Our global population will exceed 3,000 employees, many of which are highly skilled engineers, technical resources and thought leaders in their respective markets. Combined, we have the scale and capabilities to deliver the mission-critical environmental and thermal solutions across the globe and solve our customers' most challenging environmental issues.

Moving to Page 22.

I'm not going to spend a lot of time on this slide, but you can clearly see the different yet complementary financial profiles of both companies. CECO, as you may know and I've already mentioned, has about 70% to 80% of our revenues from mid- to longer cycle projects and the balance of our sales driven by shorter cycle product offerings. Thermon, on the other hand, has a relatively small percentage of revenue from longer cycle projects, but a significant percent from shorter cycle sales.

As you can see on the right-hand side of this slide, the combination represents a very balanced company from a revenue cycle standpoint.

This is a very attractive mix for any CEO and management team, the right blend of longer-cycle jobs in backlog which provides nice visibility to what's already been booked as well as a steady diet of shorter cycle sales helping to drive productivity, steady margins and enhanced cash flows.

Now let's pivot to Slide 23. I'm very proud of the progress we have made at CECO over the past five years. I've had the luxury and will continue to have the luxury to lead one of the great high-performance industrial companies, and our results speak for themselves.

Since 2022, our growth and margin expansion has been steady, and it has been impressive. We have also successfully introduced and maintained a programmatic M&A program to add key businesses and brands to our leading niche industrial portfolio.

Since 2022, we have acquired over a dozen companies of various sizes to enhance performance and adjacent market expansion. This proven track record has yielded strong shareholder value creation. We aim to maintain this model of performance and value creation. The combination with Thermon, we believe, will enhance each.

Now in conclusion on Slide 24. I'll wrap up with this before we take your questions. CECO's performance over the past three to five years has been very strong. CECO's performance in 2025 was very strong. Our outlook for '26 also points to very strong performance.

Separately, Thermon's results and outlook are also very strong. Today's announcement, the opportunity to combine CECO with Thermon will make us both stronger -- stronger and more resilient growth, stronger financial profile and scale with agility, a powerful value creation in year one and beyond.

I'd now like to open it up for questions. Thank you for your interest.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question will be coming from the line of Aaron Spychalla of Craig-Hallum Capital Group.

Aaron Spychalla^ Maybe first for me, you talked about industrial water, just as the most active and largest pipeline that you've had there.

Can you just maybe frame that for us, what that business is today and just some of the timelines and sizes and what that opportunity looks like for you in the next couple of years?

Todd Gleason^ Yes, Aaron. I'll start, and then I'll hand it over to Peter to add some additional commentary.

So we've been intentional about organically as well as inorganically building what we believe is proving to be a very attractive industrial water aspect of CECO Environmental.

Over the past few years, we've continued to enter into some new markets, both in the United States as well as internationally.

And what we're seeing in our position and in these investments is a large pipeline of activity now for us over the -- in 2026 with respect to industrial water treatment and produced water, especially in some international locations associated with energy and heavy industry.

So as we now look at -- both early in this year and throughout the year, opportunities that could be between $10 million to $50 million in size, we expect to be announcing throughout the year, maybe even each quarter, some pretty exciting produced water treatment opportunities in, let's say the Middle East, other parts of the world with respect to water treatment for industrial applications.

The acquisitions we've made have been helpful, but I also believe that our engineering capabilities and our relationships with our customers, they've been asking us to help them solve some of these critical areas for a number of years.

Aaron Spychalla^ Understood. Then on the Thermon acquisition, I appreciate not -- no commercial synergies outlined yet. But it seems pretty complementary from a product and end market standpoint.

But can you just maybe give a little bit of detail on where you see some of the low-hanging fruit as you go to market with just a much broader product set?

Any customer overlap?

Any other details you can provide there would be helpful.

Todd Gleason^ Yes. No, Aaron. We know you know the company well since you obviously cover both CECO and Thermon.

So we're happy to talk more about this as we go forward.

Low-hanging fruit exists. Not only have we known Thermon for a long time as a leader in what they do and certainly their reach and their capabilities, but we have a lot of customers in common. We -- the customers within the customers might be a little different.

So if you're looking across energy or industrial organizations, we share a lot of customers, which means we can solve a lot of problems separately or together.

We have a variety of overlap in certain projects where we can see very advanced thermal applications being a part of what could be a combined bid in the future. And certainly, they have relationships that we don't in geographies or in end markets, and we have relationships that they don't.

And we have found that to be a powerful growth component in our previous acquisitions where we can introduce a new product or solution offering across a range of geographies or adjacent markets.

So it will be an exciting aspect of this combination.

Then look, I'll just say last but not least, and there's many more things I could talk about, but I'll go right to their Genesis controls platform and solution set because we -- in our early dialogue, we certainly see that as a complementary opportunity for us to learn more and to evaluate ways to bring advanced controls and monitoring across more of our portfolio.

So that is definitely a low-hanging fruit conversation for us to have, and we'll evaluate that going forward.

Operator^ And our next question will be coming from Rob Brown of Lake Street Capital Markets.

Robert Brown^ Congratulations on the progress. Just following up a little bit more on Thermon. The short-cycle business, could you clarify how that business works?

What's the installed base that you expect?

And how recurring is that business?

Todd Gleason^ Well they have 75 years of installed base, right?

So this is an organization that has long proven their high quality, long proven their ability to deliver for their customers every day around the world in some of the harshest operating environments. They -- CECO are very proud of the durability and the long-lasting aspect of their product and solution set.

So -- but at the end of the day, their customers rely on them to help them expand or as they build out their infrastructure or as they replace their infrastructure.

So it's a -- their installed base is in the billions. They enjoy thousands of invoices probably a month, as their average sale is much smaller than ours.

So they're constantly providing updated product for their customers in their markets, while they're also working with new customers to solve their complex thermal needs in other areas.

With their launch of Liquid Low Bank and some of their other new product categories, I think they're very excited, and so are we, that they have a very strong, not just replacement cycle in front of them, but a penetration in some new market categories that their investments are going to yield outstanding results.

I would also point you, Rob, that Thermon has -- and we didn't include -- we wanted to limit the number of slides, but they have some very, I think, good material on their investor presentations including one from late 2025 where they really show how they break down their segmentation of their revenue.

So for our analysts or for our shareholders, not only will we be showing more combined materials going forward, but I would point you to their website and on their Investor Relations section, they have some very good materials for you.

Robert Brown^ Okay. Great.

Then to the base CECO business, the order pipeline, you noted continued very strong into the year here with a couple of power projects.

But what's the pipeline activity, I guess specifically in the power vertical at this point, do you have multiples of these, or just characterize the pipeline of the power market at this point?

Todd Gleason^ Yes. Peter certainly has a ton of depth on this as we continue to do operating reviews with our businesses. And let's just say that the current power segmentation of our pipeline is well in excess of $1 billion.

We're in regular dialogue with the most important end customers in the power generation space.

I believe, and we have been saying for quite a number of quarters, that CECO is really well-positioned for these large gas -- natural gas turbine power jobs that are now coming down the pipeline that really require our advanced solutions.

And so look, we would signal that late last year and already early this year, we're starting to see even more of these larger opportunities. We have a lot of visibility in our pipeline. We're in regular dialogue about these projects.

It's certainly well in excess of $1 billion, could even be approaching $2 billion in what we would call a short- or medium-term pipeline with respect to these power jobs.

Peter, I don't know if you want to add more to that.

Peter Johansson^ We've become fond of saying, Rob, and you may have picked up on that in past discussions, that it feels like POs are falling from the sky, or occasionally you wake up in the morning and you trip on one.

I mean it's such a dynamic environment that all the -- behind the meter, in front of the meter, where the providers of power are moving very, very quickly to put solutions in place. But the one thing they all have in common regardless of the form of generation is they need emissions treatment.

Having an emissions solution, and we're one of three companies in the world that can deliver a comprehensive end-to-end solution for emissions management around gas turbines and large gas engine fleets, having that emissions treatment solution gets you permitted faster. That has become critical to both the utilities that are going to buy the power or the OEMs are going to deliver it. And so we have that unique position in the ecosystem.

Todd mentioned $1 billion to $2 billion is the range where -- of projects we're negotiating, but that's not the total visibility. That's just what we're working on at present.

Operator^ And our next question will be coming from Gerry Sweeney of ROTH Capital.

Gerard Sweeney^ Obviously, first question is going to be on Thermon. I wanted to see if you could give a little bit more detail.

It sounds as though Thermon is a little bit more short cycle. Obviously you're long cycle, and that's one of the points you highlighted in your prepared remarks.

But how much of this is there an opportunity for maybe wallet share on some projects that you're going after versus maybe just access to new customers or new customers within existing customers?

Todd Gleason^ Yes. Look, we have a pretty consistent track record, Jerry, in our acquisitions of identifying and combining with companies with great growth profiles.

So when we look at any transaction, we're more focused on how we invest in those organizations or how they help us rapidly invest in growth pursuits before we're really looking at synergies. This transaction stands on its own before we even talk about the word synergy.

Then when you add the early identified synergies that we talked about in the buckets that we talked about, you start to get an even more powerful financial combination.

But back to, I think, the root of your question, look, we enjoy being -- we may be diversified and we enjoy being diversified. We're very focused on continuing to build the, we believe, premier industrial solutions provider with respect to environmental products, services and engineered solutions. That's exactly what Thermon is doing as well.

So if there's an opportunity, and there certainly will be opportunities, for us to look at customers, customer relationships, markets and growth to go at things together, we will do that.

We are on very large, complex projects where heat and thermal management are required, and we don't think of those previously. We'll certainly be thinking about those going forward. We have a need and an interest in advanced controls applications, and we haven't made that investment yet. And Thermon, we know, has.

So how do we look at opportunities to leverage what they've done and where they're located in their markets with their knowledge and how do we bring that to them as well.

Look, our customers, like I said, rely on Thermon for protective services to ensure that their environment is clean and safe and that their employees are benefiting from the efficiencies of their processes.

So do we.

So when you both are solving problems for your customers, unique ways, but in a similar -- for a similar reason, then there's just going to be commercial synergies.

Gerard Sweeney^ Got that. Yes.

I mean I was a little bit more curious on -- obviously I get the short cycle is great for you, speed of cash conversion. Just from a holistic standpoint, I mean does Thermon -- it sounds as though Thermon does bring you some opportunities to expand some wallet share on project.

Then conversely, there's large aftermarket exposure that could probably grow with some of your customers that they may not cover as well. Is that a fair generalization?

Todd Gleason^ Yes. That's a fair generalization.

I think over the next few months, as we start to really now intentionally roll up our sleeves appropriately with Thermon and evaluate the synergies that we're talking about here, Jerry, I think there's going to be some very exciting ones.

Like I said, we've mentioned some of their investments and innovations already, more to come on that. And look, we have incredibly strong relationships with customers and small, medium and large projects that we know require thermal applications.

And why wouldn't we make sure that we work together to solve those customer needs?

Gerard Sweeney^ Got it. It wouldn't be a Q&A if I didn't ask one more question on the power side.

Large turbine makers, manufacturers, they're starting to look at '28 -- even '28 may be sold out, starting to look at '29 and '30. When you discuss your pipeline, how far out on the curve are you looking?

And this is more of a question of, obviously there's a longevity issue or opportunity here. I'm just curious as to when you look and describe your pipeline, how many years out are you looking in regards to that?

Todd Gleason^ When we describe our pipeline of between $1 billion to $2 billion, those are opportunities that we expect -- for us, that's our dollar level -- we'll book in the next 12 to 18 months, maybe two years. That doesn't mean there's not overlap that it could extend a little beyond that.

So think of it as a two-year pipeline for us.

Gerard Sweeney^ Got you. And the pipeline is already expanding beyond that.

Peter Johansson^ Yes, Gerry, we need to see orders in the next 12 months to deliver in '28, and we need them in the next 24 months to meet '29 and '30.

So we're aligned with our customers. We do joint planning. We do joint project assessments.

Now they move in and out. Customers' timing changes as they solidify their investment, they solidify their permits. But what is clear is the demand is exceeding supply in all categories of equipment. There's no shortage of consumer for this equipment.

So we may pre-prioritize one project over another based on those dynamics. But ultimately, it comes down to how much capacity do we need to have in place to deliver the solutions that are being demanded of us across thermal, acoustic, emissions and inlet air treatment, and we're in a very good position to supply all that well into the 30s.

Gerard Sweeney^ Congratulations on the announcement.

Operator^ And our next question will be coming from Jim Ricchiuti of Needham & Company.

James Ricchiuti^ Just on the full-year revenue guidance for the base CECO business. Any thoughts on the revenue distribution as you go through the year, first half versus second half, just given the backlog, the timing of some of this?

Todd Gleason^ Yes. Look, Jim, we'll -- as you know, we don't break down our quarters in terms of guidance. But we have a profile that is typical when we think about our years in terms of the weighting of when projects are at their peak and when projects are not at their peak.

So there's a part of me that wants to just indicate that Q1 is typically a -- Q1 is usually one of our smaller quarters and then Q2 really ramps up from there.

I think you just probably similarly weighted to some previous years, you're going to see -- I'm not suggesting it's 55% or 60% in the second half of the year, but it's certainly going to be more in the second half. Q4 is almost always our largest quarter. It's Q4 in a fiscal calendar year.

So look, I think you're going to see slightly more in the second half. Our pipeline, some of these larger jobs that we've booked start turning into revenue in the second half, not in the first half.

So -- and it gives us confidence though that we know what these schedules are.

As Peter mentioned, one thing on these power-related projects is there's not a lot of wiggle room here for calendar moves. These are jobs that are happening, that are funded, that are prefunded and that are required to meet certain deadlines.

So we probably have the tightest backlog that we've had in maybe ever with respect to timing. I'd say it's slightly more in the second half than the first half, for sure.

We'll think about how we can be more clear on what that breakdown really looks like, but I'd go with at least 55% in the second half.

James Ricchiuti^ And just on Thermon. Todd, you characterized them as being a leader in their markets.

I'm just wondering if you could give us any color on the competitive landscape or their market share position as it relates to some of the larger markets that they address.

Todd Gleason^ Yes. I think we'll hold off on market share, but they're certainly a leader.

We know the space. You work in the industrial arena like we have for just a few years, like 30, and you know who's strong and where they're strong and why they're strong and why you see their names when you walk indoor or outdoor on heavy industrial manufacturing facilities.

So no doubt that they compete with a variety of smaller private companies when it comes to some of their specific market categories or product categories or solution categories. They also compete with large privately owned organizations that are in that heat tracing space for quite a while. There has been some consolidation here, but Thermon in their many, many decades of leadership has continued to be a top two or three player in their key markets.

Now they're introducing some new products, and we're excited to continue those investments as they move into some adjacent spaces where that share is emerging because these are new categories.

So -- but look, you're looking similar to CECO and our brands, we believe that we're a top two or three player in many of our niche markets.

Thermon clearly reflects that.

James Ricchiuti^ Okay. Did you say what the organic growth rate was in Q4?

I may have missed it. I think you gave it for the year.

Todd Gleason^ Sorry, what was the question, Jim?

I apologize.

James Ricchiuti^ Yes. I apologize. The organic growth rate in the quarter, I think -- and you said it for the year, I may have missed it.

What was the organic growth rate?

Todd Gleason^ It's around a little over 25% in the quarter.

I might be as accurate as 26%, but I just know it was a little over 25% in the quarter organically.

Operator^ And our next question will be coming from the line of Bobby Brooks of Northland Capital Markets.

Robert Brooks^ I wanted to ask and hear a little bit more on Thermon's end market splits and how similar that is to you. And also curious, are there end markets as flexible as yours where it can consistently change to where the puck is going?

I'm guessing maybe not as much since it's more short cycle focused. But just wanted to hear more on that.

And maybe along those lines, what end markets do you feel at this early stage have the best opportunity for cross-selling?

Peter Johansson^ I'll take the high-level distribution of their revenue is one of the charts at the end of the deck. You'll see there's some complementary but also some distinct differences.

While cross-selling might be interesting, it is not the fundamental driver of value creation in this opportunity. The end markets that they serve today, and Todd mentioned it earlier, are very similar to ours with the exception of they have a rather substantial rail and transit opportunity that we don't touch, and they've got some unique capabilities that sit inside of renewables in terms of keeping windmills frost-free, keeping solar panels from fogging due to condensation and other things that are quite interesting and will continue to grow.

The mix is very complementary in that they can move and their technology is adaptive, both in heating as well as heat tracing, to wherever you have a temperature management or thermal control issue, whether that -- and it doesn't necessarily mean it's cold out. It can be that the process requires a warm fluid to be passed or a dry gas to be moved or -- the application diversity is immense.

That gives us great confidence that our mix of project and short cycle will continue to deliver resilient revenue growth. The other one dimension I think you need to consider, Bobby, is that they are typically specified and installed late in a project. We are typically specified and procured early in a project.

So we'll now get to touch clients along a much longer period in the buying window and explore new opportunities.

Todd Gleason^ Bobby, so I'm just going to add a couple of quick things here.

So I've been aware, and this touches on some of the previous questions of Thermon for decades. Part of the reason is in a previous organization that I worked, we had a business at the time that was also in the space, well-positioned in this space. And at the time I had -- and most people had a view that this was highly leveraged or positioned with large and important markets, but in cyclical spaces around oil and gas, specifically places like the oil sands in Canada, and the cyclicality was somewhat limiting.

Hats off to Bruce and the leadership team and the organization at Thermon because intentionally and successfully, similar to what we've done at CECO over the last not just five years, but 10 years, they have been diversifying into general industrial, diversifying into new end markets geographically, introducing new innovations and offsetting some of those cyclical markets by growing into new markets.

Their diversification is a result of a focused and capable expansion into those new markets.

So when you look at them today 30% comes from oil and gas, let's say. But if you went back 10 or 15 years, that might have been as high as 75% or 80%.

So I would really want to say that they might not have the same opportunities for us in an immediate short term to be quite as nimble and move from industry to industry, but they've certainly proven that over time they have a lot of athleticism to expand into adjacent markets and to become much more balanced.

Robert Brooks^ That's super helpful color. I really appreciate that, Todd and Peter.

Then the produced water that's something that I'm very interested, and I don't think enough people appreciate the large opportunity there when every barrel of oil in the Permian comes with five to seven barrels of produced water.

What I was curious to hear from you guys is when you talk about the opportunity, it seems more internationally focused than domestically.

I'm just curious as to why is that and --

Peter Johansson^ Yes. Bobby, that's an easy one.

Our solution set is designed around large fields and fixed process equipment. The Permian and other basins are around mobile equipment. They drill a well, they produce, the well lapses, they move the equipment to the next well pad.

It's much more of a gathering process. It's not a fixed installation. At the right time when you're available, we'll show you the photographs of what we're supplying and you can see you don't want to move it.

We're also treating magnitudes of water that are far greater than what comes out of a frac well. That's generally -- that's the reason.

Now, you are right that the Permian does produce a large water cut and it's growing, but there are very good suppliers that cover that already.

Operator^ And our next question will be coming from Amit Dayal of HC Wainwright.

Amit Dayal^ So Todd, just on CECO's standalone outlook for 2026, does that include any potential small acquisitions?

Or is that all organic?

Todd Gleason^ This is all organic. Our current outlook only reflects our aforementioned backlog, pipeline, and inorganic investments.

Amit Dayal^ Awesome. Then for the combined company, how should we think about potential growth rates?

You're above 20% as a standalone entity right now. I mean could this accelerate even further as a combined entity on the revenue side?

Todd Gleason^ Look, we're -- so we have a very good visibility to a medium and longer term here with our pipeline. We'll learn more about Thermon's pipeline as we go forward. Their growth has been at a very attractive rate in this market.

We believe, and certainly from our conversations and our analysis, that they have a rich opportunity set in front of them, not just with their installed base, not just because of their exposure to these growth markets, but because of their great innovations that they've been launching, which opens up an ability for them to have points of growth higher than has been their historic average.

We have this incredible super cycle with us right now with power, with natural gas infrastructure, on the industrial air side with what we see as a continuous reshoring activity and some of the larger markets that people are grabbing onto the headlines with respect to semiconductor.

Those are with us for a while. Those aren't small projects. When we win in semiconductor, we're winning fairly large and long-standing applications and installations and relationships with those customers.

I'm bullish, you can tell. We have an outlook for 2026 which is completely organic, which is, again, at the greater than 20% level. We believe that our outlook into the next few years represents a similar opportunity to maintain that very, very strong double-digit growth.

Look, Thermon solidifies that. If it doesn't add to the growth rate in terms of the percentages, it adds to the consistency in the business mix that we'll have quarter-by-quarter. And look, these adjacent markets and the opportunity to work together with innovation is going to be powerful.

This is a growth story here. This is an investment.

At the risk of sounding like it's hyperbole, we are two companies that are really clicking on a lot of cylinders. We have an opportunity, much like we've done with the vast majority of our previous M&A activity, to maximize growth together.

That's what we plan to do with Bruce and the team.

Operator^ And I would now like to turn the call back to Todd for closing remarks.

Todd Gleason^ Thank you. I was anticipating that.

Well, thanks everybody, for the questions and the interest.

To our new friends at Thermon, we can't wait to meet many of you in the coming period. Thanks again to our global teams that are delivering incredible value to our customers as we continue to protect people, protect the environment and protect our customers' investment in their industrial equipment.

We will be participating at some upcoming conferences in March, both ROTH and Citadel's Small Mid-cap Industrials Conference.

So we hope to see you in March at those events or at other opportunities to meet, whether it's in Dallas or on the road.

Thanks, everyone. Have a great day. We'll talk to you soon.

Operator^ And this concludes today's program. Thank you for participating.

You may now disconnect.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction (the “Proposed Transaction”) involving Thermon Group Holdings, Inc. (“Thermon”) and CECO Environmental Corp. (“CECO”), among other things. The issuance of shares of CECO common stock in connection with the Proposed Transaction will be submitted to the stockholders of CECO for their consideration, and the Proposed Transaction will be submitted to the stockholders of Thermon for their consideration. In connection therewith, CECO intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement/prospectus. Each of CECO and Thermon may also file other relevant documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that CECO or Thermon, as applicable, may file with the SEC in connection with the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the stockholders of CECO and Thermon. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CECO AND THERMON ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CECO, THERMON, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing important information about CECO, Thermon and the Proposed Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by CECO will be available free of charge on CECO’s website at https://investors.cecoenviro.com. Copies of the documents filed with the SEC by Thermon will be available free of charge on Thermon’s website at https://ir.thermon.com. The information included on, or accessible through, CECO’s or Thermon’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CECO, Thermon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction.

Information about the directors and executive officers of CECO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/3197/000155837025004649/ceco-20250520xdef14a.htm), (ii) a Form 8-K filed by CECO on July 24, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000095017025098303/ceco-20250718.htm), (iii) a Form 8-K filed by CECO on September 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000119312525204657/ceco-20250912.htm) and (iv) to the extent holdings of CECO’s securities by the directors or executive officers of CECO have changed since the amounts set forth in CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000003197.

Information about the directors and executive officers of Thermon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on June 18, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1489096/000148909625000097/thr-20250618.htm), (ii) a Form 8-K filed by Thermon on July 1, 2025 (as amended July 15, 2025) (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001489096/000148909625000115/thr-20250701.htm) and (iii) to the extent holdings of Thermon’s securities by the directors or executive officers of Thermon’s have changed since the amounts set forth in Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001489096.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CECO and Thermon using the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Form 8-K that address events, or developments that CECO and Thermon expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this communication, but are not limited to, statements regarding the Proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the Proposed Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of CECO or Thermon may not approve the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the Proposed Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Proposed Transaction, the risk that any announcements relating to the Proposed Transaction could have adverse effects on the market price of CECO’s common stock or Thermon’s common stock, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of CECO and Thermon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Proposed Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond CECO’s or Thermon’s control, including those detailed in CECO’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.cecoenviro.com and on the SEC’s website at https://www.sec.gov, and those detailed in Thermon’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Thermon’s website at https://ir.thermon.com and on the SEC’s website at https://www.sec.gov.

All forward-looking statements are based on assumptions that CECO or Thermon believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by CECO and Thermon in light of their perceptions of current conditions, expected future developments, and other factors that CECO and Thermon believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this communication speak as of the date of this communication.

Neither CECO nor Thermon undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof.